UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NUVEEN AMT-FREE QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

670657873

670657840

(CUSIP Number)

Willie J. White

Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Ashurst LLP

7 Times Square, 19th Floor

New York, NY 10036

(212) 205-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670657873

CUSIP No. 670657840

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,730
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,730
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,730
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 670657873

CUSIP No. 670657840

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,380
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,380
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 30.78%
14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 670657873

CUSIP No. 670657840

1.	Names of Reporting Persons Wells Fargo Bank, National Association 94-1347393
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,350
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 69.22%
14.	Type of Reporting Person (See Instructions) BK

This Amendment No. 3 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated July 15, 2015 and filed with the SEC on July 15, 2015 (“Amendment No. 1”) and Amendment No. 2 dated June 1, 2016 and filed with the SEC on June 3, 2016, for Wells Fargo & Company (“Wells Fargo”), Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) and Wells Fargo Bank, National Association (“WFBNA”) (collectively, the “Reporting Persons”) with respect to the variable rate munifund term preferred shares (“VMTP Shares”) of Nuveen AMT-Free Quality Municipal Income Fund (the “Issuer”) formerly known as Nuveen AMT-Free Municipal Income Fund.

This Amendment is being filed (i) as a result of the reorganization of Nuveen Performance Plus Municipal Fund, Inc. (“NPP”) into the Issuer on September 12, 2016 (the “Reorganization”) pursuant to which the WFBNA exchanged its 5,350 NPP variable rate munifund term preferred shares for an equal number of VMTP Shares, Series 2018, of the Issuer (CUSIP No. 670657840) and (ii) to reflect the addition of WFBNA as a Reporting Person. Capital Strategies already holds 2,380 VMTP Shares, Series 2019, of the Issuer (CUSIP No. 670657873).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D, as amended. Except as otherwise provided herein, each item of the Original Schedule 13D, as amended, remains unchanged.

Item 2

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo and its subsidiaries provide banking, insurance, investments, mortgage, and consumer and commercial finance through more than 8,600 locations, 13,000 ATMs, digital (online, mobile and social), and contact centers (phone, email and correspondence), and we have offices in 36 countries and territories to support customers who conduct business in the global economy.”

Item 3

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“In connection with the Reorganization of NPP into the Issuer, the WFBNA exchanged its 5,350 NPP variable rate munifund term preferred shares for an equal number of VMTP Shares (CUSIP No. 670657840), Series 2018, of the Issuer.”

Item 4

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“In connection with the Reorganization of the NPP into the Issuer, the WFBNA exchanged its NPP variable rate munifund term preferred shares for an equal number of VMTP Shares, Series 2018, of the Issuer pursuant to a VMTP Purchase Agreement dated September 12, 2016.”

Item 5

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not Applicable.”

Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.9	VMTP Purchase Agreement dated September 12, 2016

99.10	Registration Rights Agreement dated September 12, 2016”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2016

WELLS FARGO & COMPANY

By:	/s/ Michael Choquette
Name:	Michael Choquette
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	President

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	Managing Director

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.9	VMTP Purchase Agreement dated September 12, 2016

99.10	Registration Rights Agreement dated September 12, 2016

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
John G. Stumpf	Chairman and Chief Executive Officer; Director	Chief Executive Officer of Wells Fargo & Company

David M. Carroll	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

Hope A. Hardison[1]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

Timothy J. Sloan	President and Chief Operating Officer	Chief Operating Officer of Wells Fargo

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Michael J. Loughlin	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Avid Modjtabai	Senior Executive Vice President (Consumer Lending and Operations)	Head of Consumer Lending and Operations of Wells Fargo

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

James Strother	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

Elaine L. Chao	Director	Former U.S. Secretary of Labor

[1]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

John S. Chen	Director	Executive Chairman and Chief Executive Officer of BlackBerry Limited

Lloyd H. Dean	Director	President, CEO and Director of Dignity Health

Elizabeth A. Duke	Director	Former member of the Federal Reserve Board of Governors

Susan E. Engel	Director	Retired Chief Executive Officer of Portero, Inc.

Enrique Hernandez, Jr.	Director	Chairman, President, CEO and Director of Inter-Con Security Systems, Inc.

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Cynthia H. Milligan	Director	Dean Emeritus, College of Business Administration at University of Nebraska – Lincoln

Federico F. Peña	Director	Senior Advisor of Vestar Capital Partners

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Stephen W. Sanger	Director	Retired Chairman, CEO of General Mills, Inc.

Susan G. Swenson	Director	Chairman and Chief Executive Officer of Novatel Wireless, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Peter Hill	Manager	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Humbert Nelli	Manager	301 S College St, Charlotte, NC 28202	Managing Director at Wells Fargo Bank, NA

Lauren Locke	Managing Director	550 S Tryon St, Charlotte, NC 28202	Chief Administrative Officer at Wells Fargo Bank, NA

Patrice DeCorrevont	Manager	10 S Wacker Dr, Chicago, IL 60606	Managing Director at Wells Fargo Bank, NA

Deanna Ernst	Secretary	301 S College St, Charlotte, NC 28202	Paralegal at Wells Fargo Bank, NA

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Bank, National Association. The business address of each of the executive officers and directors of Wells Fargo Bank, National Association is 101 North Phillips Avenue, Sioux Falls, South Dakota 57104.

Name	Position with Wells Fargo Bank, National Association	Principal Occupation
John G. Stumpf	Chairman, President and Chief Executive Officer; Director	President and Chief Executive Officer of Wells Fargo Bank, N.A.

David M. Carroll	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo Bank, N.A.

Hope A. Hardison[2]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo Bank, N.A.

Timothy J. Sloan	Senior Executive Vice President and Chief Operating Officer	Chief Operating Officer of Wells Fargo Bank, N.A.

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo Bank, N.A.

Michael J. Loughlin	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo Bank, N.A.

Avid Modjtabai	Senior Executive Vice President (Consumer Lending and Operations)	Head of Consumer Lending and Operations of Wells Fargo Bank, N.A.

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo Bank, N.A.

James Strother	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo Bank, N.A.

Lloyd H. Dean	Director	President, CEO and Director of Dignity Health

[2]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

Enrique Hernandez, Jr.	Director	Chairman, President, CEO and Director of Inter-Con Security Systems, Inc.

Cynthia H. Milligan	Director	Dean Emeritus, College of Business Administration at University of Nebraska – Lincoln

Federico F. Peña	Director	Senior Advisor of Vestar Capital Partners

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Stephen W. Sanger	Director	Retired Chairman, CEO of General Mills, Inc.

SCHEDULE II

LITIGATION SCHEDULE

ASSET-BACKED COMMERCIAL PAPER INVESTIGATION On August 14, 2012, the SEC entered a settled administrative order against Wells Fargo Brokerage Services LLC (n/k/a Wells Fargo Securities, LLC) and a former sales representative concerning alleged sales practice and suitability issues related to certain 2007 sales of three asset-backed commercial paper products to institutional and municipal purchasers. Without admitting or denying the allegations, the firm agreed to a censure, a cease-and-desist order, disgorgement of $65,000 plus prejudgment interest, and a civil penalty of $6.5 million.

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.